SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                        SITEL CORPORATION
                         (Name of Issuer)



                     Common Stock, $.001 par
                  (Title of Class of Securities)



                            82980K107
                          (CUSIP Number)



                         HENK P. KRUITHOF
                        VIVIER HANQUET 10
                        1390 GREZ DOICEAU
                             BELGIUM
                         011-32-1084-8170
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                        September 3, 1996
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box / /.
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Henk P. Kruithof
    S.S./I.R.S. No. - not applicable

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    / / a
    / / b

3)  SEC USE ONLY

4)  SOURCE OF FUNDS*

    00

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)

    / /

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Netherlands

NUMBER OF          (7)  SOLE VOTING POWER        10,309,956
SHARES
BENEFICIALLY       (8)  SHARED VOTING POWER          -0-
OWNED BY
EACH               (9)  SOLE DISPOSITIVE         10,309,956
REPORTING                POWER
PERSON WITH        (10) SHARED DISPOSITIVE          -0-
                             POWER

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,309,956

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

         / /

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.6%

14)      TYPE OF REPORTING PERSON*

         IN
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Burmel Holding N.V.
         S.S./I.R.S. No. - not applicable

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         / / a
         / / b

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*

         00

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         / /

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands Antilles

NUMBER OF          (7)  SOLE VOTING POWER        8,472,006
SHARES
BENEFICIALLY       (8)  SHARED VOTING POWER          -0-
OWNED BY
EACH               (9)  SOLE DISPOSITIVE            8,472,006
REPORTING                 POWER
PERSON WITH        (10) SHARED DISPOSITIVE          -0-
                             POWER

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,472,006

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

         / /

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.5%

14)      TYPE OF REPORTING PERSON*

         CO
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Merit Group N.V.
         S.S./I.R.S. No. - not applicable

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         / / a
         / / b

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*

         00

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         / /

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Belgium

NUMBER OF          (7)  SOLE VOTING POWER        2,818,740
SHARES
BENEFICIALLY       (8)  SHARED VOTING POWER          -0-
OWNED BY
EACH               (9)  SOLE DISPOSITIVE            2,818,740
REPORTING                 POWER
PERSON WITH        (10) SHARED DISPOSITIVE          -0-
                             POWER

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,818,740

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

         / /

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.8%

14)      TYPE OF REPORTING PERSON*

         CO
SCHEDULE 13D

All numbers in this statement have been adjusted to take into account a 2 for 1 forward stock split in SITEL Common Stock which occurred on October 21, 1996.

Item 1   Security and Issuer:

              Common Stock, $.001 par

              SITEL Corporation
              13215 Birch Street, Suite 100
              Omaha, NE  68164

Item 2(a)     Name of Persons Filing:

              Henk P. Kruithof

              Burmel Holding N.V.

              Merit Group N.V.

              This Statement is being filed on behalf of Henk P. Kruithof, Burmel Holding N.V., and Merit Group N.V. Henk
              P. Kruithof own 100% of the outstanding shares of Burmel Holding N.V. and approximately 65% of the outstanding shares of Merit Group N.V. and is therefore a beneficial owner of certain shares of SITEL Common Stock owned directly by Burmel Holding N.V. and Merit Group N.V.

Item 2(b)     Residence or Business Address:

              Henk P. Kruithof
              Vivier Hanquet 10
              1390 Grez Doiceau
              Belgium

              Burmel Holding N.V.
              Address:  CHUBCHUBIWEG 17 Curacao N.A.  POB 3094

              Organized in Netherlands Antilles
              Principal Business: holding company

              Merit Group N.V.
              Address:  GOSSETAAN 54  Brussels, Belgium

              Organized in Belgium
              Principal Business: holding company

Item 2(c)     Present Principal Occupation and Employment:

              Henk P. Kruithof
              Chairman
              Mitre plc
              Merit House
              Timothy's Bridge
              Stratford-upon-Avon
              Warwickshire, U.K. CV37 9HY

              Principal business of Mitre plc:  Teleservices.

Item 2(d)     Criminal Convictions During the Last Five Years
              (excluding traffic violations or similar misdemeanors):

              Not Applicable

Item 2(e) Civil Proceedings During the Last Five Years Resulting in a Judgment, Decree or Final Order Enjoining Future
              Violations of, or Prohibiting or Mandating Activities Subject to, Federal or State Securities Laws or Finding any Violation with Respect to such Laws:

              Not Applicable.

Item 2(f)     Citizenship:

              Henk P. Kruithof - Netherlands

Item 3   Source and Amount of Funds or Other Consideration:

              The reporting persons Burmel Holding N.V. and Merit Group N.V. acquired the SITEL Common Stock in exchange for all of their ordinary shares in Mitre plc pursuant to a Share Purchase Agreement dated June 6, 1996, as amended, between SITEL Corporation and the shareholders of Mitre plc (the "Share Purchase Agreement").

Item 4   Purpose of Transaction:

              The purpose of the acquisition of the SITEL Common Stock was to effectuate the acquisition of Mitre plc by SITEL Corporation.

              Reference is made to the summary descriptions of the Share Purchase Agreement and of certain ancillary agreements and documents contained under the captions "The Share Purchase Agreement" and "Certain Ancillary Agreements and Documents" on pages 23-28 of the Proxy Statement for a Special Meeting of Stockholders filed by SITEL Corporation on July 29, 1996. Such summary descriptions are qualified in their entirety by reference to the text of the referenced acquisition documents, which are incorporated herein by reference as exhibits.

              The acquisition of Mitre plc by SITEL Corporation occurred pursuant to the Share Purchase Agreement, which provided for the acquisition by SITEL Corporation of 100% of the ordinary shares of Mitre plc in exchange for 9,170,553 shares (18,341,106 shares post-split) of SITEL Common Stock issued to the Mitre selling shareholders.

              At the Closing, 10% of the shares of SITEL Common Stock issued to the Mitre selling shareholders was delivered to an escrow agent for deposit in accordance with the terms of an Escrow Agreement (the "Escrow Agreement").

              The shares issued to the Mitre selling shareholders were not registered with the Securities and Exchange Commission. However, pursuant to a Registration Rights Agreement dated September 3, 1996 (the "Registration Rights Agreement"), SITEL Corporation agreed to register for public sale under the Securities Act of 1933 a part not to exceed, with respect to any individual Mitre selling shareholder, 30% of the SITEL Common Stock beneficially owned by such Mitre selling stockholder pursuant to the Share Purchase Agreement.

              Pursuant to the Share Purchase Agreement, the Board of Directors of SITEL Corporation is to nominate Henk P. Kruithof as a member of the SITEL Corporation Board of Directors and use all reasonable efforts to solicit proxies for the election of Mr. Kruithof to the Board until such time as Mr. Kruithof, directly or indirectly, beneficially owns, in the aggregate, less than 5.0 million of the outstanding shares of SITEL Common Stock, as adjusted for the stock split on October 21, 1996 and subject to adjustment for any further stock splits or other reclassifications.

Item 5(a)     Number of Shares Beneficially Owned and Percent of Class:

              Henk P. Kruithof
              10,309,956 shares*, 17.6% of class

              *Includes 8,472,006 shares owned through Burmel Holding N.V. and 1,837,950 shares owned through Merit Group N.V.

              Burmel Holding N.V.
              8,472,006 shares*, 14.5% of class

              *Directly owned

              Merit Group N.V.
              2,818,740 shares*, 4.8% percent of class

              *Directly owned

Item 5(b) Number of Shares as to Which There is Sole Power to Vote or to Direct the Vote, Sole Power to Dispose or to Direct the Disposition, or Shared Power to Dispose or to Direct the Disposition:

              Henk P. Kruithof
              (i)   10,309,956 shares with sole voting power
              (ii)  -0- shares with shared voting power
              (iii) 10,309,956 shares with sole dispositive power
              (iv)  -0- shares with shared dispositive power

              Burmel Holding N.V.
              (i)   8,472,006 shares with sole voting power
              (ii)  -0- shares with shared voting power
              (iii) 8,472,006 shares with sole dispositive power
              (iv)  -0- shares with shared dispositive power

              Merit Group N.V.
              (i)   2,818,740 shares with sole voting power
              (ii)  -0- shares with shared voting power
              (iii) 2,818,740 shares with sole dispositive power
              (iv)  -0- shares with shared dispositive power

Item 5(c)     Transactions in the Securities Effected During the Past
              60 Days:

              Not applicable.

Item 5(d) Any other Person Known to have the Right to Receive or the Power to Direct the Receipt of Dividends From, or the Proceeds From the Sale of, such Securities:

              Not applicable.

Item 5(e)     Date on Which the Reporting Person Ceased to be the
              Beneficial Owner of More than 5 Percent of the Class of
              Securities:

              Not applicable.

Item 6   Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer:

              The information provided in response to Item 4 above is incorporated herein by reference.

Item 7   Exhibits:

    *    Exhibit A      Amended and Restated Share Purchase
                        Agreement dated June 6, 1996, regarding
                        acquisition of Mitre plc (conformed copy including all amendments through closing)

    *    Exhibit B      Registration Rights Agreement dated
                        September 3, 1996 between SITEL
                        Corporation and certain stockholders of
                        SITEL (conformed copy)

    *    Exhibit C      Escrow Agreement dated September 3, 1996
                        between SITEL Corporation, the Mitre
                        selling stockholders, and Firstar Trust
                        Company, as Escrow Agent (conformed copy)

    *    Exhibit D      Form of Investor Letter (conformed copy)

    *    Exhibit E      Deed of Covenant dated September 3, 1996
                        between SITEL Corporation and the Mitre
                        selling stockholders (conformed copy)

    **   Exhibit F      Proxy Statement for a Special Meeting of
                        Stockholders
____________
    *    Incorporated by reference to the exhibits under numbers
2.4(a), 2.4(b), 2.4(c), 2.4(d) and 2.4(e), respectively, to SITEL
Corporation's Form 8-K filed on September 18, 1996.

    **   The summary descriptions of the Share Purchase Agreement
and of certain ancillary agreements and documents contained under the captions "The Share Purchase Agreement" and "Certain Ancillary Agreements and Documents" on pages 23-28 of the Proxy Statement filed by SITEL Corporation on July 29, 1996 are incorporated by reference.
                            SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    Date:  October 29, 1996.




                        /s/ Henk P. Kruithof
                        Henk P. Kruithof

                            SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    Date:  October 29, 1996.

                        Merit Group N.V.


                        /s/ Henk P. Kruithof
                        By: Henk P. Kruithof
                        Title: Director

                            SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    Date:  October 29, 1996.

                        Burmel Holding N.V.


                        /s/ Henk P. Kruithof
                        By: Henk P. Kruithof
                        Title: Attorney

                        INDEX TO EXHIBITS

                                                                 Page

*   Exhibit A      Amended and Restated Share Purchase        N/A
                   Agreement dated June 6, 1996,
                   regarding acquisition of Mitre plc
                   (conformed copy including all
                   amendments through closing)

*   Exhibit B      Registration Rights Agreement dated        N/A
                   September 3, 1996 between SITEL
                   Corporation and certain stockholders
                   of SITEL (conformed copy)

*   Exhibit C      Escrow Agreement dated September 3,        N/A
                   1996 between SITEL Corporation, the
                   Mitre selling stockholders, and Firstar
                   Trust Company, as Escrow Agent
                   (conformed copy)

*   Exhibit D      Form of Investor Letter                    N/A
                   (conformed copy)

*   Exhibit E      Deed of Covenant dated September 3,        N/A
                   1996 between SITEL Corporation and
                   the Mitre selling stockholders
                   (conformed copy)

**  Exhibit F      Proxy Statement for a Special Meeting      N/A
                   Stockholders

____________

* Incorporated by reference to the exhibits under numbers 2.4(a) and 2.4(b), respectively, to SITEL Corporation's Form 8-K filed on September 18, 1996.

** The summary descriptions of the Share Purchase Agreement and of certain ancillary agreements and documents contained under the captions "The Share Purchase Agreement" and "Certain Ancillary Agreements and Documents" on pages 23-28 of the Proxy Statement filed by SITEL Corporation on July 29, 1996 are incorporated by reference.